2108 N St., Suite 4254
Sacramento, California 95816

June 27, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Pearlyne Paulemon, Division of Corporation Finance, Office of Real Estate & Construction

Re:	DevvStream Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-286070
Withdrawal of Acceleration Request

Dear Ms. Paulemon:

Reference is made to our letter, filed as correspondence via EDGAR on June 25, 2025, in which the undersigned registrant, DevvStream Corp. requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-1 (the “Registration Statement”)  at 4:30 p.m., Eastern Time, on June 27, 2025, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 460 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

If there are any questions, please contact our counsel, Julio Esquivel, of Shumaker, Loop & Kendrick, LLP, at (813) 227-2325.

Very truly yours,

By:	/s/ Sunny Trinh
	Name:	Sunny Trinh
	Title:	Chief Executive Officer

cc: Julio C. Esquivel, Shumaker, Loop & Kendrick, LLP